Exhibit 99.1

Vertical Aerospace’s Landmark Year: Advancing Flightpath 2030 with Strong Momentum

•	$220M re-financing secured, including balance sheet restructure and upsized $90M public offering, funding operations through 2025

•	An industry leader in capital efficiency as Vertical advances towards certification and commercialisation

•	Vertical preparing for full-scale piloted wingborne flight following completion of piloted thrustborne testing

•	Third full-scale VX4 prototype assembly underway at partner GKN Aerospace’s Global Technology Centre

•	FY24 earnings call today at 08:30 ET (12:30 GMT)

London, UK; New York, USA - Tuesday 11th March 2025

Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today, released its 2024 Annual Report, including its FY24 full year financial results, as it continues to make strong progress on its Flightpath 2030 strategy. Vertical’s Annual Report is accessible on the Company’s investor relations website and on the SEC’s website at www.sec.gov.

Vertical will host a webcast at 08:30 ET (12:30 GMT) today to discuss the 2024 Annual Report. The call will be hosted by Stuart Simpson, Vertical’s CEO and he will be joined by Simon Davies, Vertical’s Chief Test Pilot.

To access the webcast, visit Vertical’s Investor Relations website.

Commenting ahead of the earnings call, Stuart Simpson, CEO of Vertical Aerospace, said:

“2024 was a year of major progress for Vertical, launching our Flightpath 2030 strategy, advancing piloted flight testing, and strengthening our financial position. With our latest prototype surpassing performance expectations and key regulatory milestones bringing us closer to certification, we are reinforcing our position as Europe’s leading eVTOL company.”

“We will deliver the safest and most versatile aircraft in this space. At the core to achieving this is our collaboration with world-class aerospace partners and flying a full-scale prototype with a pilot on board. The momentum is building, and we’re all hugely excited for the year ahead.”

The Annual Report outlines Vertical’s progress in 2024 and recent updates, including:

Business Strategy & Funding:

•	Flightpath 2030 launched - a clear strategy for achieving certification, production, and financial milestones to secure market leadership by 2030.

•	Balance sheet restructured - $130M of debt converted to equity through an investment agreement with Mudrick Capital, with a fixed conversion rate for the remainder.

•	$90 million upsized raise complete - including over $60 million from new investors and $25 million from Mudrick Capital.

•	Leadership strengthened - Dómhnal Slattery re-appointed as Chair and Eamonn Brennan, former Director General of Eurocontrol, appointed Board Adviser to enhance regulatory expertise.

Full-scale prototype development:

•	Second, full-scale prototype complete, with assembly of the third and final prototype now underway at GKN Aerospace’s Global Technology Centre.

•	Two full-scale piloted assets enables more flight tests and learnings which will shape the certification aircraft, the next aircraft Vertical builds.

Vertical engineers working on the third full-scale VX4 prototype at GKN Aerospace’s Global Technology Centre.

Piloted flight testing:

•	Second full-scale VX4 prototype began flight tests in July 2024, completing piloted thrustborne testing in February 2025, making it only the second company in the world to achieve this with a full-scale vectored thrust eVTOL

o	Over 30 piloted test flights completed, capturing 5 million data points across 35,000 parameters to validate engineering models and system performance.

o	Successful hover and low-speed manoeuvres executed, including roll, yaw, and spot-turns, with the aircraft exceeding expectations for reliability, stability, and performance.

•	Vertical is preparing for piloted wingborne flight, which it believes will be a world first for this type of electric aircraft.

Vertical’s full-scale VX4 prototype completes piloted Thurstborne manoeuvres at its Flight Test Centre.

Certification

•	In July 2024, the UK Civil Aviation Authority (CAA) expanded the scope of Vertical’s Design Organisation Approval (DOA), a pre-requisite for European Type Certification, and agreed certification co-operation with European Union Aviation Safety Agency (EASA).

•	Next phase: wingborne flight, with CAA approval required to extend the Permit to Fly. This transition marks a key step toward certification and commercial viability as it will involve transitioning from a tightly controlled test environment to more dynamic, scalable operations. Once the aircraft has completed wingborne flight, the aircraft will have, in effect, completed a mini-certification process with this prototype.

Cash and outlook

•	Maintained industry leading capital efficiency with FY 2024 net cash used in operating activities of £46 million ($58 million) including a £28 million ($34 million) cash settlement received from Rolls-Royce.

•	As of 31 December 2024 cash and cash equivalents totalled £23 million ($28 million). Following receipt of gross proceeds from the public offering of £74 million ($90 million), the business is funded through FY 2025, with cash and cash equivalents totalling £77 million ($99 million) as of the date of this report.

•	Net cash outflows from operating activities for FY 2025 are currently expected to be between approximately £90 million and £100 million ($110 million to $125 million).

Vertical will provide a hard copy of the Annual Report containing its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed in writing by email to investors@vertical-aerospace.com, or by post to Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Joining the FY24 Webcast

To access the webcast, visit Vertical’s Investor Relations website: https://investor.vertical-aerospace. com/events-and-presentations/events/.

If unable to attend the webcast, to listen by phone, please dial +1 646 307-1963 or +1 0800 715 9871; Conference ID 8922591.

A replay of the webcast will be available on the company website following the event.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN Aerospace, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical Media Kit

Available here

Media

Justin Bates, Head of Communications

+44 7878 357 463

justin.bates@vertical-aerospace.com

Investor Relations

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, the design and manufacture of the VX4, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, our ability and plans to raise additional capital to fund our operations, the differential strategy compared to our peer group, expectations surrounding pre-orders and commitments, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our dependence on partners and suppliers for the components in our aircraft and for operational needs; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.